UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934

Catalyst Lighting Group, Inc.

(Name of Issuer)

Common Stock, par value $.0001 per share

 (Title of Class of Securities)

14887 U 201

 (CUSIP Number)

Timothy J. Keating
5251 DTC Parkway, Suite 1000
Greenwood Village, CO 80111
(720) 889-0131

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 5, 2008

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. None

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

KIG Investors I, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of	7.	Sole Voting Power 0
Shares Beneficially
Owned	8.	Shared Voting Power 2,562,015 (see Item 5)
By Each
Reporting	9.	Sole Dispositive Power 0
Person With
	10.	Shared Dispositive Power 2,562,015 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,562,015 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 59.15%

14.	Type of Reporting Person (See Instructions) OO

(1) Represents 2,562,015 shares that are owned directly by KIG Investors I, LLC.

 SCHEDULE 13D

CUSIP No. None

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Keating Investments, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of	7.	Sole Voting Power 0
Shares Beneficially
Owned	8.	Shared Voting Power 2,596,979 (see Item 5)
By Each
Reporting	9.	Sole Dispositive Power 0
Person With
	10.	Shared Dispositive Power 2,596,979 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,596,979 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) o

13.	Percent of Class Represented by Amount in Row (11) 59.96%

14.	Type of Reporting Person (See Instructions) OO

(2) Represents 2,562,015 shares that are owned by KIG Investors I, LLC of which Keating Investments, LLC is the sole managing member and 34,964 shares that are owned directly by Keating Investments, LLC.

SCHEDULE 13D

CUSIP No. None

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Timothy J. Keating

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of	7.	Sole Voting Power 0
Shares Beneficially
Owned	8.	Shared Voting Power 2,596,979 (see Item 5)
By Each
Reporting	9.	Sole Dispositive Power 0
Person With
	10.	Shared Dispositive Power 2,596,979 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,596,979 (3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) o

13.	Percent of Class Represented by Amount in Row (11) 59.96%

14.	Type of Reporting Person (See Instructions) IN

(3) Represents 2,562,015 shares that are owned by KIG Investors I, LLC of which Timothy J. Keating is the sole manager and 34,964 shares that are owned by Keating Investments, LLC of which Timothy J. Keating is the manager.

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”) of Catalyst Lighting Group, Inc., a Delaware corporation, whose principal executive offices are located at 190 Lakeview Way, Vero Beach, Florida 32963 (the “Issuer”). The Reporting Persons (as defined hereafter) are making a joint filing pursuant to SEC Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Item 2.  Identity and Background

This Schedule 13D is being filed by KIG Investors I, LLC, a Delaware limited liability company (“KIG Investors”), Keating Investments, LLC, a Delaware limited liability company (“Keating Investments”) and Mr. Timothy J. Keating, a citizen of the United States (together, the “Reporting Persons”). KIG Investors’ principal business is making and managing investments in public companies and is located at 5251 DTC Parkway, Suite 1000, Greenwood Village, CO 80111. Keating Investments’ principal business is providing investment banking and financial advisory services and is located at 5251 DTC Parkway, Suite 1000, Greenwood Village, CO 80111. Timothy J. Keating currently serves as the manager of KIG Investors and as the President and manager of Keating Investments and is located at 5251 DTC Parkway, Suite 1000, Greenwood Village, CO 80111.

Each of the Reporting Persons has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Each of the Reporting Persons has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Not applicable. This filing is being made as a result of the effectiveness of the Issuer’s registration statement on Form 10-SB on February 5, 2008.

Item 4. Purpose of Transaction

This filing is being made as a result of the effectiveness of the Issuer’s registration statement on Form 10-SB on February 5, 2008.

Item 5.  Interest in Securities of the Issuer

Pursuant to Rule 13d-3(a), at the close of business on February 5, 2008, KIG Investors may be deemed to be the beneficial owner of 2,562,015 shares of the Common Stock, which constitutes 59.15% of the 4,331,131 shares of the Common Stock outstanding on February 5, 2008 ("Outstanding Shares"). KIG Investors, either directly or indirectly, has or shares the power to vote or to direct the vote and to dispose or to direct the disposition of, such shares of Common Stock.

Pursuant to Rule 13d-3(a), at the close of business on February 5, 2008, Keating Investments may be deemed to be the beneficial owner of 2,596,979 shares of the Common Stock, which constitutes 59.96% of the Outstanding Shares. Keating Investments, either directly or indirectly, has or shares the power to vote or to direct the vote and to dispose or to direct the disposition of, such shares of Common Stock.

Pursuant to Rule 13d-3(a), at the close of business on February 5, 2008, Timothy J. Keating may be deemed to be the beneficial owner of 2,596,979 shares of the Common Stock, which constitutes 59.96% of the Outstanding Shares. Timothy J. Keating, either directly or indirectly, has or shares the power to vote or to direct the vote and to dispose or to direct the disposition of, such shares of Common Stock.

Transactions effected in the last 60 days: Not Applicable

Other than as set forth above, none of the Reporting Persons named herein is the beneficial owner of any shares of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

To the best knowledge of the Reporting Persons on the date hereof, except to the extent set forth herein, the Reporting Persons do not have any other contracts, arrangements, understandings or relationship (legal or otherwise) with any other Reporting Person or any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, divisions or profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the shares of Common Stock.

Item 7.  Material to be Filed as Exhibits

Exhibit A: Agreement between the Reporting Persons to file jointly.

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2008

KIG INVESTORS I, LLC

By:	/s/ Timothy J. Keating
Title: Manager

KEATING INVESTMENTS, LLC

By:	/s/ Timothy J. Keating
Title: Manager

/s/ Timothy J. Keating
Timothy J. Keating

Exhibit A

The undersigned hereby agree as follows:

WHEREAS, the undersigned were and/or may be obligated to file Statements on Schedule 13D with the United States Securities and Exchange Commission (the “SEC”) to report their beneficial ownership of the Common Stock of Catalyst Lighting Group, Inc.;

NOW THEREFORE, the undersigned hereby agree that a single Statement on Schedule 13D is to be filed with the SEC on behalf of each of them.

Dated: February 7, 2008

KIG INVESTORS I, LLC

By:	/s/ Timothy J. Keating
Title: Manager

KEATING INVESTMENTS, LLC

By:	/s/ Timothy J. Keating
Title: Manager

/s/ Timothy J. Keating
Timothy J. Keating